Exhibit 99

News Release

TRW Inc.
1900 Richmond Road
Cleveland, OH 44124



For Immediate Release

Contact
Judy Wilkinson or
Barrett Godsey
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449
Jay McCaffrey, TRW Media
216-291-7179
Ron Vargo, TRW Investors
216-291-7506

**TRW STATEMENT CONCERNING UNSOLICITED
PROPOSAL BY NORTHROP GRUMMAN**

CLEVELAND, Feb. 22, 2002 —.TRW Inc. (NYSE: TRW) acknowledged receipt from Northrop Grumman of an unsolicited proposal of $47 in Northrop common stock for each share of TRW common stock. TRW's Board of Directors will address the Northrop proposal in order to determine the appropriate course, which will serve the best interests of TRW's shareholders and other constituencies. Shareholders need take no action at this time.

TRW finds it regrettable that Northrop Grumman has chosen to make this proposal immediately following the unexpected departure of its former Chief Executive Officer, David Cote, and the aberationally low stock price that resulted.

TRW provides advanced-technology products and services for the aerospace, systems, and automotive markets.

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